UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-40613

DigiAsia Corp.

(Translation of registrant’s name into English)

One Raffles Place #28-02

Singapore 048616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Securities Purchase Agreement

On July 13, 2025, DigiAsia Corp. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with CXI Valley II LLC, a Delaware corporation (“CXI”), pursuant to which the Company will, subject to the terms and conditions stated therein, issue to CXI a convertible promissory note, in the aggregate principal amount of $2,000,000, convertible into ordinary shares of the Company. The Convertible Note has an original issuance discount equal to 6% and a conversion price equal to 80% of the 15-trading day volume weighted average price immediately preceding the date of the conversion notice, subject to additional terms and conditions stated therein. The Convertible Note has a maturity date being the earlier of: (i) 12 months from the date of the initial disbursement, or (ii) the date on which the Company raises an aggregate of USD $10,000,000 or more in new financing. The Convertible Note has an interest rate of 1% per month, payable in kind with interest accruing monthly and payable in full at maturity.

The foregoing description of the Securities Purchase Agreement is a summary only, does not purport to be complete, and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is attached hereto as Exhibit 10.1, and incorporate herein by reference.

Exhibits No.	Description
10.1	Securities Purchase Agreement, dated July 13, 2025, by and among DigiAsia Corp. and CXI Valley II LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DigiAsia Corp. (Registrant)

Date: July 22, 2025	By:	/s/ Prashant Gokarn
	Name:	Prashant Gokarn
	Title:	Chief Executive Officer

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